FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 28, 2008

Commission File Number: 001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____	No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL LTD. ANNOUNCES PREPAYMENT OF CREDIT FACILITY AND PRIVATE
OFFERING OF DEBENTURES IN ISRAEL

Netanya, Israel – January 27, 2008 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced that the Company's Board of Directors adopted today the following resolutions as to the Company's debt structure:

(a) to make a voluntary prepayment of all outstanding amounts under the term loan provided under the Company's credit facility from a bank syndicate, in the aggregate principal amount of US$140 million (comprising of approximately US$85 million principal amount denominated in US$ and approximately NIS 253 million principal amount denominated in NIS) and thereafter to cancel the term loan and revolving credit facility (under which no outstanding amounts will remain) and to terminate the credit facility agreement. Said agreement includes certain restrictive covenants, including as to maintaining financial ratios and the distribution of cash dividends by the Company. The prepayment will be made during March 2008, in accordance with the terms of the credit facility agreement.
For details on the Company's credit facility, see "Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources – Debt Service – Credit facility from bank syndicate" of the Company's annual report on Form 20-F for the year ended December 31, 2006 and our report on Form 6-K filed on October 25, 2007.

(b) to prepare for raising between NIS 250 – 600 million through a private offering of debentures to be conducted in Israel only, by issuing additional debentures from the existing Series C and/or Series D debentures, which are listed on the Tel Aviv Stock Exchange, or TASE, subject to the TASE's approval. The additional debentures will be subject to certain resale restrictions under the Israeli Securities Laws. At this stage there is no certainty that the Company will raise debt and if it does, as to the amount it will raise.

See our reports on Form 6-K filed on September 23 and October 1 and 3, 2007, in relation to the existing debentures.

The two resolutions are not interdependent.

The offering described in this press release, if made, will be made in Israel to residents of Israel only. The said debentures, if issued, will be listed on TASE, will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968).  Said forward-looking statements, relating to the possible private offering are subject to uncertainties and assumptions, including market conditions and our Board of Directors’ decision, which will take into account all relevant factors and facts as shall be known when making its decision; the ultimate results could lead to materially different outcome than those set forth above.

About Cellcom Israel
Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its 3 million subscribers with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSDPA 3.5 Generation network enabling the fastest high speed content transmission available in the world, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. In April 2006 Cellcom Israel, through Cellcom Fixed Line Communications L.P., a limited partnership wholly-owned by Cellcom Israel, became the first cellular operator to be granted a special general license for the provision of landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.ircellcom.co.il

Company Contact Shiri Israeli Investor Relations Coordinator investors@cellcom.co.il Tel: +972 52 998 9755	Investor Relations Contact Ehud Helft / Ed Job CCGK Investor Relations ehud@gkir.com / ed.job@ccgir.com Tel: (US) 1 866 704 6710 / 1 646 213 1914

Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date:	January 28, 2008	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel